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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A
                                AMENDMENT NO. 1

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934


For the month of May 4, 2005.

Commission File Number 033-74656-99

                          WESTERN FOREST PRODUCTS INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

NOTE: Regulation S-T Rule 10l(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.


                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    WESTERN FOREST PRODUCTS INC.
                                                    ----------------------------
                                                            (Registrant)
Date as of May 4, 2005
----------------------                              By /s/ Paul Ireland
                                                    ----------------------------
                                                             (Signature)*
                                                            Paul Ireland
                                                       Chief Financial Officer

-----------
* Print the name and title under the signature of the signing officer


PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER


SEC 1815 (11-02)

                                   [WFP LOGO]

                          WESTERN FOREST PRODUCTS INC.
                                 435 Trunk Road
                            Duncan, British Columbia
                                 Canada V9L 2P9
                             Telephone: 250 748 3711
                             Facsimile: 250 748 6045

                          WESTERN FOREST PRODUCTS INC.

FOR IMMEDIATE RELEASE                                                   TSX: WEF

WESTERN ANNOUNCES 1ST QUARTER RESULTS

May 4, 2005 - Duncan, British Columbia. Western Forest Products Inc. ("Western" or the "Company") announced today the Company's results for the 1st quarter ended March 31, 2005. The Company will host a teleconference call on Monday, May 9, 2005 at 10:00 a.m. PST (1:00 p.m. EST) on the Company's results. (See below for details on participation.)

The Company's operations generated EBITDA of $8.7 million during the first three months of 2005, an improvement over the EBITDA loss of $15.8 million during the fourth quarter of 2004. After applicable deductions, the Company reported a net loss of $5.3 million ($0.21 per share) in the quarter compared to a net loss of $19.6 million ($0.76 per share) in the immediately preceding quarter.

                               Q1 2005 HIGHLIGHTS

      - EBITDA for the solid wood segment of $11 million, an increase of $21.3 million over the previous quarter reflecting an improvement in lumber sales volumes, pricing, a weaker Canadian dollar and changes in inventory provisions.

      - The pulp segment generated $1.9 million of EBITDA, an improvement over the loss of $1.8 million in the prior quarter on higher prices and a more favourable exchange rate.

      - The Company reached agreement with the BC Government for the reimbursement of $5.8 million covering certain project engineering and related costs that had been previously incurred on lands taken back under the Forestry Revitalization Plan.

      - Bank indebtedness decreased by $10.9 million in the quarter from the application of cash flow from operations.

      - The Company established a working capital reserve account under the terms of the Bond Indenture to be funded by the proceeds of asset sales. The balance available in the reserve account is currently $33 million following the sale of a former mill site in early April. The amounts in the reserve account are available for operational requirements.

Reynold Hert, President & CEO commenting on the results noted, "The results for the quarter are encouraging and reflect the improvement in lumber and pulp markets as well as the impact of the movement in our pulp log and lumber inventory cost and market provisions. We are expecting to see increases in the volume of our lumber sales for the remainder of the year compared to this quarter although there may be some softening in prices as the year progresses."

About Western:

Western is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities conducted by Western and its subsidiaries include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. Over 95% of Western's logging is conducted on government owned timberlands in British Columbia. All of

Western's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

Forward Looking Statement

This press release and the documents attached hereto contain statements that are forward-looking in nature. Those statements appear in a number of places herein and include statements regarding the intent, belief or current expectations of Western, primarily with respect to market and general economic conditions, future costs, expenditures, available harvest levels and future operating performance of Western. Such statements may be indicated by words such as "estimate", "expect", "intend", "believes" and similar words and phrases. Readers are cautioned that any such forward-looking statements are not guarantees and may involve known and unknown risks and uncertainties, and that actual results may differ from those expressed or implied in the forward-looking statements as a result of various factors, including general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates, changes in government regulation, fluctuations in demand and supply for Western's products, industry production levels, the ability of Western to execute its business plan and misjudgements in the course of preparing forward-looking statements. The information contained under "Risks and Uncertainties" section of Western's annual management's discussion and analysis and under the "Risk Factors" section of Western's Annual Information Form identifies important factors that could cause such differences. All written and oral forward-looking statements attributable to Western or persons acting on behalf of Western are expressly qualified in their entirety by the foregoing cautionary statements. Western does not expect to update forward-looking statements as conditions change.

TELECONFERENCE CALL NOTIFICATION: MONDAY, MAY 9, 2005 AT 10:00 A.M. PST/1:00 P.M. EST

ON MONDAY, MAY 9, 2005, WESTERN FOREST PRODUCTS INC. WILL HOST A TELECONFERENCE CALL AT 10:00 A.M. PST (1:00 P.M. EST). TO PARTICIPATE IN THE TELECONFERENCE PLEASE DIAL 1-800-814-4860 IN CANADA AND THE U.S. (TOLL FREE) AND IN TORONTO OR INTERNATIONALLY, 416-640-4127 BEFORE 10:00 A.M. PST (1:00 P.M. EST). THIS CALL WILL BE TAPED, AVAILABLE ONE HOUR AFTER THE TELECONFERENCE, AND ON REPLAY UNTIL MAY 19, 2005. TO HEAR A COMPLETE REPLAY, PLEASE CALL 1-877-289-8525 IN CANADA AND THE U.S. (TOLL FREE), PASSCODE 21123246# OR IN TORONTO AND INTERNATIONALLY, 416-640-1917, PASSCODE 21123246#. THIS CALL WILL ALSO BE WEBCAST FROM WESTERN'S WEBSITE AT WWW.WESTERNFOREST.COM.

FOR FURTHER INFORMATION
 CONTACT:  REYNOLD HERT  250 715 2207  PAUL IRELAND 250 715 2209

[WFP LOGO]

WESTERN FOREST PRODUCTS INC. - 2005 FIRST QUARTER REPORT

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis reports and comments on the financial condition and results of operations of Western Forest Products Inc. (the "Company", "us", "we", or "our"), on a consolidated basis, for our first quarter ended March 31, 2005 to help security holders and other readers understand our Company and the key factors underlying our financial results. You should read this discussion and analysis in conjunction with our consolidated financial statements and related notes thereto, for the first quarter ended March 31, 2005, and our audited consolidated financial statements and management's discussion and analysis ("MD&A") for the period from July 28, 2004 to December 31, 2004 (the "2004 Annual Report") which are filed on SEDAR at (www.sedar.com) under our Company's name.

We acquired the solid wood and pulp business of Doman Industries Limited ("Doman") and certain of its subsidiaries (collectively with Doman, the "Predecessor") on July 27, 2004 in connection with the implementation of the Predecessor's Plan of Compromise and Arrangement under the Companies' Creditors Arrangement Act (Canada) and Reorganization under the Canada Business Corporations Act (the "Plan"). This discussion and analysis also compares our results for the first quarter ended March 31, 2005 with our Predecessor's 2004 first quarter results. The consolidated financial and other information of the Company issued subsequent to the Plan implementation may not be comparable with the consolidated financial information and other information issued by the Predecessor prior to the Plan implementation. Accordingly, the discussion and analysis of our financial condition and results of operations compared to our Predecessor should be reviewed with caution.

Unless otherwise noted, the information in this discussion and analysis is updated to May 2, 2005. All financial references are in Canadian dollars unless otherwise noted.

SUMMARY OF SELECTED RESULTS FOR THE QUARTER

                                                                                         1st Quarter
                                                      1st Quarter        4th Quarter         2004
                                                         2005               2004         Predecessor
(millions of dollars)                                   Company            Company           (1)
---------------------                                 -----------        -----------     -----------
Sales                                                 $     162.7        $     165.8     $     163.0
Countervailing & anti-dumping duties                  $       8.6        $       9.3     $       9.5
EBITDA                                                $       8.7        $     (15.8)    $      15.8
Operating earnings (loss)                             $       2.5        $     (24.5)    $       4.4
Interest expense                                      $     (11.8)       $     (11.2)    $     (30.0)
Foreign exchange gain (loss) on long-term debt        $      (1.6)       $      12.5     $     (10.0)
Net loss                                              $      (5.3)       $     (19.6)    $     (44.3)
                                                      -----------        -----------     -----------
Per share:
Basic                                                 $     (0.21)       $     (0.76)    $     (1.07)
Diluted                                               $     (0.21)       $     (0.76)    $     (1.07)

(1) Q1 2004 restated for the sale of the Port Alice pulp mill by our Predecessor in May, 2004.

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

OVERVIEW

The net loss for the first quarter of 2005 was $5.3 million ($0.21 per share) compared to a net loss of $19.6 million ($0.76 per share) in the immediately preceding quarter and a net loss of $44.3 million recorded by our Predecessor in the first quarter of 2004. The results for the quarter benefited from higher lumber and pulp prices and a slight weakening in the Canadian dollar compared to the previous quarter.

These factors also resulted in positive EBITDA of $8.7 million in the quarter compared to negative $15.8 million in the previous quarter and positive $15.8 million in the first quarter of 2004. The $24.5 million improvement in EBITDA compared to the previous quarter was partly offset by the $14.1 million negative impact of exchange rates on the Company's long-term debt that is denominated in US dollars as the Company recorded a loss in the quarter of $1.6 million on the translation of this debt compared to a gain of $12.5 million in the previous quarter.

As disclosed in our 2004 Annual Report, the deposit rate that Western pays with respect to the countervailing and antidumping duties in the softwood lumber dispute with the US decreased from 27.22% through to December 20, 2004 to 20.96% until February 24, 2005 and 20.15% thereafter. Softwood lumber duties expensed in the quarter totalled $8.6 million compared to $9.3 million in the immediately preceding quarter and $9.5 million in the first quarter of 2004.

Included in other income during the quarter is $5.8 million for reimbursements agreed to date with the BC Government for project engineering and other costs incurred by our Predecessor with respect to certain timber cutting rights taken back by the BC Government under the Forestry Revitalisation Plan. We received $2.7 million during the quarter and the balance of $3.1 million is included in accounts receivable at March 31, 2005.

The following table reconciles EBITDA as reported in the previous quarter to the current quarter:

(millions of dollars)
---------------------
EBITDA for the three months ended December 31, 2004                      $   (15.8)
Improvement in average prices realised                                         5.0
Impact of weakening (strengthening) Canadian dollar                            3.7
Change in volumes sold                                                        (1.3)
Impact of changes in lower of cost and market to inventory values             15.8
Other                                                                          1.3
                                                                         ---------
EBITDA for the three months ended March 31, 2005                         $     8.7
                                                                         =========

EBITDA for the current quarter compared to the previous quarter: the improvement in average prices realised is for lumber and pulp; the Canadian dollar weakened by approximately 3% resulting in higher revenues as approximately 70% of lumber sales and all pulp sales are denominated in US dollars; lumber sales volumes increased in the quarter (impact is shown at the previous quarters negative margins); and both the pulp log and lumber inventory lower of cost and market write-down movements positively impacted the current quarter.

EBITDA in the current quarter decreased to $8.7 million compared to the $15.8 million recorded by our Predecessor in the first quarter of 2004. The decrease of $7.1 million is primarily attributable to the changes in the accounting policy for the treatment of spur roads (we expense directly whereas our Predecessor capitalized and amortised), lower realised sales prices for logs and pulp, the impact of lower log production levels on costs and higher general corporate costs, offset to some extent by higher lumber prices and lower pulp operating costs.

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

SOLID WOOD SEGMENT

                                                   1st Quarter         4th Quarter          1st Quarter
                                                      2005                 2004                2004
(millions of dollars except where noted)             Company             Company            Predecessor
----------------------------------------           -----------         -----------          -----------
Lumber sales                                       $      97.3         $      87.8          $     101.1
Log sales                                                 18.2                27.7                 14.1
By-product sales                                           7.1                 5.7                  5.3
                                                   -----------         -----------          -----------
                                                   $     122.6         $     121.2          $     120.5
                                                   ===========         ===========          ===========
EBITDA                                             $      11.0         $     (10.3)         $      17.7
EBITDA margin                                              9.0%               (8.5)%               14.7%
Operating earnings (loss)                          $       5.5         $     (18.6)         $       8.5

Total assets employed                              $     584.1         $     594.0          $     471.1

Lumber sales (MMfbm)                                       162                 158                  175
Log sales (thousands m(3))                                 166                 236                  100
Lumber production (MMfbm)                                  185                 158                  155
Log production (thousands m(3))                            498                 894                  769

Average lumber sales revenue per Mfbm              $       599         $       557          $       577
Average log sales revenue per m(3)                 $       110         $       117          $       141

The solid wood segment had operating income of $5.5 million in the quarter compared to an operating loss of $18.6 million in the previous quarter and operating income of $8.5 million in the comparative quarter of 2004. EBITDA similarly improved to $11.0 million in the quarter compared to negative $10.3 million in the previous quarter and positive $17.7 million in the comparative quarter of 2004. The main factors driving the improvement in results compared to the previous quarter are the improvement in lumber pricing and a weaker Canadian dollar that resulted in an increase of 7.5% in average revenue per thousand board feet, the $15.8 million impact of the change in pulp log and lumber inventories lower of cost and market write-downs, lower depreciation and amortization expense as a result of the fourth quarter including cumulative adjustments resulting from the completion of the "fresh start" allocation process and lower countervailing and anti-dumping duties resulting from the lower deposit rates.

Lumber sales were lower than expected in the first quarter of 2005 being impacted by un-seasonally poor weather on both the Atlantic and Pacific coasts. In addition, we experienced some logistical difficulties in obtaining rail cars to move our lumber into the United States. Demand from the Japanese market was lower than expected as was demand for western red cedar in the quarter and as a consequence production at both the Nanaimo and Silvertree mills was reduced to one shift in early March. Operations at both mills are expected to resume to two shifts later in the second quarter with the anticipated recovery in the Japanese and western red cedar market.

The start up of logging operations after the year end break were delayed as a result of higher than optimum inventories following the increased logging effort in the previous quarter to meet our cut control requirements and lower than expected lumber sales discussed above. As a result, log production was lower in the first quarter of 2005 compared to the previous quarter and the 2004 first quarter comparative. The lower log production also resulted in lower log sales compared to the previous quarter. The Vancouver log market remained fairly static in the quarter compared with the previous quarter with prices received weakening slightly to an average of $110 per m(3) compared to $117 per m(3).

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

PULP SEGMENT

                                                                                                1st Quarter
                                                              1st Quarter        4th Quarter        2004
                                                                  2005               2004       Predecessor
(millions of dollars except where noted)                        Company            Company          (1)
----------------------------------------                      -----------        -----------    -----------
Sales                                                         $      40.1        $      44.6    $      42.4
EBITDA                                                        $       1.9        $      (1.8)   $       0.1
EBITDA margin                                                         4.7%              (4.0)%          0.2%
Operating earnings (loss)                                     $       1.2        $      (2.2)   $      (2.2)

Total assets employed                                         $      86.5        $      84.6    $     220.9

Pulp sales (thousands of tonnes)                                       62                 75             61
Pulp production (thousands of tonnes)                                  67                 73             64

Average pulp revenue per tonne                                $       651        $       601    $       697
Average pulp price delivered to Northern Europe-(US$ per
tonne)(2)                                                     $       640        $       600    $       590

(1) 2004 restated for the sale of the Port Alice pulp mill which was sold by our Predecessor in May 2004.

(2) Benchmark prices sourced from Resource Information Systems, Inc.

Operating earnings from the pulp segment during the quarter were $1.2 million compared to negative $2.2 million in the previous quarter and the comparative quarter of 2004. EBITDA for the pulp segment in the quarter was $1.9 million compared to negative $1.8 million in the previous quarter and $0.1 million in the first quarter of 2004. Results in the quarter were positively impacted by improved pulp market prices and the slight weakening of the Canadian dollar compared to the fourth quarter.

Production in the quarter was negatively impacted compared to the previous quarter due to both fewer production days (86 days compared to 90 days) and a lower daily production rate (777 tonnes compared to 807 tonnes) as a result of lower equipment reliability and employee turnover. We are developing a plan to address these items.

OTHER CORPORATE ITEMS

Selling and administration expense increased to $6.2 million in the quarter compared to $5.8 million in the previous quarter and $4.9 million recorded by our Predecessor in the first quarter of 2004 primarily as a result of additional legal and consulting costs incurred by the Company.

CHANGES IN FINANCIAL POSITION AND LIQUIDITY

                                                              1st Quarter        4th Quarter    1st Quarter
                                                                  2005              2004            2004
(millions of dollars except where noted)                        Company            Company     Predecessor(1)
----------------------------------------                      -----------        -----------   --------------
Cash flow from operations                                     $      15.2        $     (22.8)  $          0.1
Capital additions                                             $      (2.5)       $      (4.4)  $         (5.7)
Change in bank indebtedness                                   $     (10.9)       $      24.2   $          2.5

Financial ratios:
Current assets to current liabilities                                1.93               1.76              n/a
Debt to shareholders equity                                          1.83               1.78              n/a
Debt to market capitalization                                        2.43               2.62              n/a

(1) Q1 2004 restated for the sale of the Port Alice pulp mill by our Predecessor in May, 2004.

Cash flow from operations in the quarter of $15.2 million compares to a cash outflow of $22.8 million in the previous quarter and $0.1 million in the first quarter of 2004. The $38.0 million improvement in cash flow from operations compared to the previous quarter is primarily attributable to the improvement in markets that drove the increase in EBITDA of $24.5 million. In addition, the fourth quarter of 2004 included an interest payment on the long-term secured debt of $17.0 million. Interest on the debt is payable on June 30 and December 31 each year.

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

Additions to property, plant and equipment in the first quarter were $2.5 million, almost all of it being for road construction in the logging sector. This was lower than expected due to the slow start up of logging operations as previously discussed.

Bank indebtedness decreased by $10.9 million in the quarter to $67.2 million as the cash flow from operations was used to reduce the balance outstanding.

At March 31, 2005 the Company had a cash balance of $12.0 million plus available credit of $29.8 million under its credit facility to meet its operational requirements. In addition, on March 24, the Company established a working capital reserve account as defined in the Bond Indenture with a permissible ceiling of up to $50.0 million. Proceeds from asset sales will be credited to the reserve account and be available for operational requirements, if needed. At March 31, 2005, proceeds from asset sales amounted to $21.3 million and now form the balance in the working capital reserve account and are shown on the balance sheet as restricted cash. A further $11.7 million was credited to the account following the sale of one of the Company's former mill sites subsequent to the quarter end increasing the balance in the account to $33.0 million.

SELECTED QUARTERLY INFORMATION

To assist shareholders and other readers understand our business, we have included as Appendix A to the MD&A a table of the financial results and operating data for the Company and its Predecessor for the last eight quarters. Note that in the case of the Predecessor the amounts shown do not extend beyond the operating earnings (loss) line as a comparison of items below that line is not meaningful as a result of the Predecessors different capital structure.

In a normal operating year, there is some seasonality to the Company's operations with higher activity in the second and third quarters as construction activity, particularly in the US tends to be higher. Logging activity may also vary depending on weather conditions due to snow and ice in the winter and the threat of forest fires in the summer.

RISKS AND UNCERTAINTIES

A discussion of risks and uncertainties is included in our 2004 Annual Report and Annual Information Form.

OUTLOOK

Lumber prices in the US were stronger during the first quarter of 2005 driven by continuing high US housing starts as well as supply problems caused by very wet weather and rail car shortages in western Canada. Although the number of new building permits issued in the US remains high we are anticipating a softening in the market as we move into the second half of the year due to higher interest rates. We expect the Japanese market to begin to recover towards the middle of the year as noted earlier.

We anticipate increases in the volume of lumber sales for the remainder of the year compared to this quarter driven by the anticipated recovery in the Japanese market, increased availability of rail cars following the move of our rail loading activity to a third party provider, and an increase in the amount of dry lumber produced. The three kilns at our Saltair mill with a drying capacity for dimensional lumber of 130 million board feet are being brought back into service at a cost of $0.3 million.

With respect to pulp markets, we have seen short term pricing weakness for softwood kraft pulp due to production and consumption imbalances in the market place. Producer inventories have risen as buyers de-stocked in the face of stalled prices. For the market as a whole, the ratio of demand to capacity for 2005 is the highest it has been for many years. As a result, we expect to see prices for softwood pulp firm over the next couple of months as maintenance curtailment takes effect and softwood demand improves. Pricing should recover further over the third and fourth quarters.

We continue to pursue our strategy of managing cash flow and interest costs, growing the business and enhancing corporate governance.

The initial review of alternatives to refinance our US$221 million Secured Bonds indicates that the high yield debt market has become more expensive in the last month due to a number of negative factors. We will pursue

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

opportunities to refinance the Bonds at a lower cost and can redeem them at any time after July 27, 2005, subject to certain terms and conditions.

OUTSTANDING SHARE DATA

As of May 2, 2005, 25,635,424 of our Common Shares are issued and outstanding. In addition, we have issued 569,373 Tranche 1 Class C Warrants, 854,146 Tranche 2 Class C Warrants, and 1,423,743 Tranche 3 Class C Warrants (collectively, the "Class C Warrants"). We have reserved up to 2,847,262 Common shares for issuance upon the exercise of the Class C Warrants. We have also reserved 2,500,000 Common shares for issuance upon the exercise of options granted under our incentive stock option plan. As of May 2, 2005 we have granted 299,590 options under our incentive stock option plan.

OTHER MATTERS

There has been no change to the information provided in our MD&A for the period from July 28, 2004 to December 31, 2004, dated March 24, 2005 ("2004 Annual MD&A") in respect of the following items: Contractual Obligations (other than ordinary course), Financial Instruments, Off-balance Sheet Arrangements, Transactions with Related Parties, Critical Accounting Estimates, Changes in Accounting Policy and Risks and Uncertainties. Please see our 2004 Annual MD&A for information on these items.

Additional information about the Company, including our Annual Information Form is available at (www.sedar.com) under the Company name, Western Forest Products Inc. Information about the operation of our business by our Predecessor prior to the implementation of the Plan, including our Predecessor's last Form 20-F, is available at (www.sedar.com) under the Predecessor's name, Doman Industries Limited.

                       On behalf of the Board of Directors

       John MacIntyre                          Reynold Hert
          Chairman                  President and Chief Executive Officer

Duncan, BC
May 2, 2005

Note:

We have prepared the financial information contained in this discussion and analysis in accordance with Canadian generally accepted accounting principles ("GAAP"). Reference is also made to EBITDA. EBITDA refers to operating earnings (losses) before interest, taxes, amortization and other non-operating income and expenses and in the case of our Predecessor, also before restructuring costs and asset write-downs. We have included information concerning EBITDA because the Company understands that it is used by certain investors as a measure of the Company's performance. As EBITDA is a non-GAAP measure, it may not be comparable to EBITDA calculated by others. EBITDA does not represent cash generated from operations as defined by Canadian GAAP and it is not necessarily indicative of cash available to fund cash needs. "EBIT" refers to operating earnings (losses) before interest, income and capital taxes and other non-operating income and expenses.

THE FOREGOING CONTAINS STATEMENTS WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THOSE STATEMENTS APPEAR IN A NUMBER OF PLACES IN THIS DOCUMENT AND INCLUDE STATEMENTS REGARDING OUR INTENT, BELIEF OR CURRENT EXPECTATIONS PRIMARILY WITH RESPECT TO MARKET AND GENERAL ECONOMIC CONDITIONS, FUTURE COSTS, EXPENDITURES, AVAILABLE HARVEST LEVELS AND OUR FUTURE OPERATING PERFORMANCE. SUCH STATEMENTS MAY BE INDICATED BY WORDS SUCH AS "ESTIMATE", "EXPECT", "INTEND", "BELIEVES" AND SIMILAR WORDS AND PHRASES. READERS ARE CAUTIONED THAT ANY SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND MAY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES, AND THAT ACTUAL RESULTS MAY DIFFER FROM THOSE EXPRESSED OR IMPLIED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING GENERAL ECONOMIC AND BUSINESS CONDITIONS, PRODUCT SELLING PRICES, RAW MATERIAL AND OPERATING COSTS, CHANGES IN FOREIGN CURRENCY EXCHANGE RATES, CHANGES IN GOVERNMENT REGULATION, FLUCTUATIONS IN DEMAND AND SUPPLY FOR OUR PRODUCTS, INDUSTRY PRODUCTION LEVELS, OUR ABILITY TO EXECUTE OUR BUSINESS PLAN AND MISJUDGMENTS IN THE COURSE OF PREPARING FORWARD-LOOKING STATEMENTS. THE INFORMATION CONTAINED UNDER "RISKS AND UNCERTAINTIES" IN OUR 2004 ANNUAL MD&A

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

AND UNDER "RISK FACTORS" IN OUR ANNUAL INFORMATION FORM IDENTIFIES IMPORTANT FACTORS THAT COULD CAUSE SUCH DIFFERENCES. ALL WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO US OR PERSONS ACTING ON OUR BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE FOREGOING CAUTIONARY STATEMENTS.

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS - APPENDIX A

SUMMARY OF SELECTED RESULTS FOR THE LAST EIGHT QUARTERS

SELECTED FINANCIAL INFORMATION
(millions of Canadian dollars except per unit sales prices)

                                                                                  QUARTER
                                         -----------------------------------------------------------------------------------------
                                           2005           2004                      2004                          2003
                                         --------- ------------------- ------------------------------ ----------------------------
                                           1st       4th       3rd       3rd       2nd        1st       4th       3rd       2nd
                                         --------- ------------------- ------------------------------ ----------------------------
                                                             (July 28  (July 1
                                                             -Sept 30) -July 27)
                                         ----------------------------  -----------------------------------------------------------
                                                                       Predecessor (restated for sale of Port Alice pulp mill in
                                                   Company                                 May, 2004)
                                         ----------------------------  -----------------------------------------------------------
AVERAGE EXCHANGE RATE - CDN $ TO
   PURCHASE ONE U.S. $                   $ 1.2259  $ 1.2219  $ 1.3227  $ 1.3338  $  1.3489  $ 1.3190  $ 1.3226  $ 1.3794  $ 1.4232

NET SALES
    Lumber                               $   97.3  $   87.8  $   85.5  $   21.4  $   116.4  $  101.1  $   81.3  $   92.2  $   79.2
    Logs                                     18.2      27.7      31.8      13.5       53.4      14.1      25.9      22.1      26.3
    By-Products                               7.1       5.7       5.2       3.0        6.5       5.3       6.2       5.5       4.9
                                         --------  --------  --------  --------  ---------  --------  --------  --------  --------
    Solid wood segment                      122.6     121.2     122.5      37.9      176.3     120.5     113.4     119.8     110.4
    Pulp segment                             40.1      44.6      35.8       6.4       52.2      42.4      43.4      40.1      39.4
                                         --------  --------  --------  --------  ---------  --------  --------  --------  --------
                                            162.7     165.8     158.3      44.3      228.5     163.0     156.8     159.9     149.8
Costs and expenses                          154.0     181.6     140.5      44.8      181.5     147.2     162.7     164.2     169.7
                                         --------  --------  --------  --------  ---------  --------  --------  --------  --------
Operating earnings (loss) before
    amortization (EBITDA)                     8.7     (15.8)     17.8      (0.5)      47.0      15.8      (5.9)     (4.3)    (19.9)
Amortization of property, plant
    and equipment                             6.2       8.7       5.5       4.4       17.3      11.4      12.2       9.5      12.8
                                         --------  --------  --------  --------  ---------  --------  --------  --------  --------
Operating earnings (loss) (EBIT)         $    2.5  $  (24.5) $   12.3  $   (4.9) $    29.7  $    4.4  $  (18.1) $  (13.8) $  (32.7)
                                         ========  ========  ========  ========  =========  ========  ========  ========  ========

NET EARNINGS (LOSS)                      $   (5.3) $  (19.6) $   14.1
NET LOSS PER SHARE - BASIC AND DILUTED   $  (0.21) $  (0.76) $   0.55

SALES VOLUMES
    Lumber - millions of board feet           162       158       135        30        171       175       156       164       153
    Logs - thousands of cubic metres          166       236       291       120        449       100       176       171       168
    Pulp - thousands of tonnes                 62        75        51         9         66        61        67        64        61

PRODUCTION VOLUMES
    Lumber - millions of board feet           185       158       132        59        175       155       165       143       141
    Logs - thousands of cubic metres          498       894       681       422      1,158       769       709       473       754
    Pulp - thousands of tonnes                 67        73        46        11         72        64        62        59        61

SALES PRICES
    Lumber - per thousand board feet     $    599  $    557  $    633  $    712 $      681  $    577  $    521  $    562  $    518
    Logs - per cubic metre               $    110  $    117  $    109  $    113 $      119  $    141  $    147  $    129  $    157
    Pulp - per tonne                     $    651  $    601  $    694  $    734 $      797  $    697  $    648  $    627  $    646

EBITDA
    Solid wood segment                   $   11.0  $  (10.3) $   19.7  $   10.9  $    37.0  $   17.7  $   (1.1) $   (1.6) $   (4.5)
    Pulp segment                              1.9      (1.8)      0.5     (10.7)      12.2       0.1      (2.2)     (1.0)    (14.0)
    General corporate                        (4.2)     (3.7)     (2.4)     (0.7)      (2.1)     (2.0)     (2.6)     (1.6)     (1.5)
                                         --------  --------  --------  --------  ---------  --------  --------  --------  --------
AMORTIZATION                             $    8.7  $  (15.8) $   17.8  $   (0.5) $    47.1  $   15.8  $   (5.9) $   (4.2) $  (20.0)
                                         ========  ========  ========  ========  =========  ========  ========  ========  ========
    Solid wood segment                   $    5.6  $    8.3  $    4.8  $    4.0  $    14.6  $    9.2  $    9.8  $    7.3  $   10.4
    Pulp segment                              0.6       0.4       0.7       0.4        2.5       2.3       2.4       2.3       2.3
                                         --------  --------  --------  --------  ---------  --------  --------  --------  --------
EBIT                                     $    6.2  $    8.7  $    5.5  $    4.4  $    17.1  $   11.5  $   12.2  $    9.6  $   12.7
                                         ========  ========  ========  ========  =========  ========  ========  ========  ========
    Solid wood segment                   $    5.5  $  (18.6) $   14.9  $    6.9  $    22.4  $    8.5  $  (10.9) $   (8.9) $  (14.9)
    Pulp segment                              1.2      (2.2)     (0.2)    (11.1)       9.7      (2.2)     (4.6)     (3.3)    (16.3)
    General corporate                        (4.2)     (3.7)     (2.4)     (0.7)      (2.1)     (2.0)     (2.6)     (1.6)     (1.8)
                                         --------  --------  --------  --------  ---------  --------  --------  --------  --------
                                         $    2.5  $  (24.5) $   12.3  $   (4.9) $    30.0  $    4.3  $  (18.1) $  (13.8) $  (32.7)
                                         ========  ========  ========  ========  =========  ========  ========  ========  ========

Our results for the fourth quarter compared to the third quarter of 2004 reflect the weaker lumber and pulp markets, a stronger Canadian dollar and the write-down of pulp log inventories. The 2003 quarterly operating losses of our Predecessor primarily reflect weak lumber markets and the strengthening Canadian dollar. These results improved in 2004 as the markets and prices improved significantly, particularly in the second quarter of 2004.

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of Canadian dollars)

                                               March 31, 2005  December 31, 2004
                                               --------------  -----------------
                                                 (Unaudited)       (Audited)
ASSETS

Current assets:
    Cash                                        $     12,027     $      5,005
    Accounts receivable                               81,727           77,970
    Inventory                                        174,097          176,709
    Restricted cash (note 5)                          21,319                -
    Prepaid expenses                                   4,723            5,204
                                                ------------     ------------
                                                     293,893          264,888
Restricted assets (note 5)                                 -           24,428
Investments                                            7,272            7,166
Property, plant and equipment                        389,912          395,554
Other assets                                           1,265            1,397
                                                ------------     ------------

                                                $    692,342     $    693,433
                                                ============     ============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

    Bank indebtedness (note 4)                  $     67,217     $     78,113
    Accounts payable and accrued liabilities          84,812           72,174
                                                ------------     ------------
                                                     152,029          150,287
Long-term debt (note 5)                              255,790          253,522
Future income taxes                                   10,537           10,537
Other liabilities                                     29,604           29,382
                                                ------------     ------------
                                                     447,960          443,728
Shareholders' equity
    Common Shares                                    255,175          255,175
    Deficit                                          (10,793)          (5,470)
                                                ------------     ------------
                                                     244,382          249,705
                                                ------------     ------------

                                                $    692,342     $    693,433
                                                ============     ============

Commitments and Contingencies (note 6)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

"Reynold Hert" Director

"John MacIntyre" Director

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

(Expressed in thousands of Canadian dollars, except for share and per share amounts)

                                                                       Three months ended March 31
                                                                       ---------------------------
                                                                          2005            2004
                                                                       -----------     -----------
                                                                                       Predecessor
                                                                         Company        (Restated)
Sales                                                                  $   162,735     $   163,003

Cost and expenses
    Cost of goods sold                                                     124,958         119,021
    Anti-dumping and countervailing duties                                   8,573           9,537
    Freight expenses                                                        14,316          13,736
    Amortization of property, plant and equipment                            6,193          11,462
    Selling and administration                                               6,164           4,865
                                                                       -----------     -----------
                                                                           160,204         158,621
                                                                       -----------     -----------

Operating earnings                                                           2,531           4,382

Interest expense                                                           (11,807)        (30,007)
Foreign exchange loss on translation of long-term debt                      (1,593)         (9,961)
Other income                                                                 5,797              59
Financial restructuring costs                                                    -          (3,308)
                                                                       -----------     -----------

Loss before income taxes                                                    (5,072)        (38,835)
Income taxes                                                                  (251)           (363)
                                                                       -----------     -----------

Net loss from continuing operations                                         (5,323)        (39,198)
Net loss from discontinued operations                                            -          (5,143)
                                                                       -----------     -----------

Net loss                                                                    (5,323)        (44,341)
Provision for dividends on preferred shares                                      -          (1,203)
                                                                       -----------     -----------

Net loss attributable to common and non-voting shares                  $    (5,323)    $   (45,544)
                                                                       ===========     ===========

Loss per share:
    Basic                                                              $     (0.21)    $     (1.07)
    Diluted                                                            $     (0.21)    $     (1.07)
Weighted average number of common and non-voting shares outstanding
 (thousands of shares)                                                      25,635          42,481

See accompanying notes to the consolidated financial statements

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

(Expressed in thousands of Canadian dollars)

                                                                               Three months ended March 31
                                                                              -----------------------------
                                                                                 2005             2004
                                                                              ------------     ------------
                                                                                               Predecessor
                                                                                Company         (Restated)
Cash provided by (used in):

Operations:
    Net loss from continuing operations                                       $     (5,323)    $    (39,198)
    Items not involving cash:
         Amortization of property, plant and equipment                               6,193           11,462
         Amortization and write-down of deferred charges                                44            1,094
         Foreign currency translation loss                                           1,593            9,961
         Accretion of debt discount                                                    676                -
         Gain on property, plant and equipment disposals                               (42)            (412)
         Other                                                                         116              586
                                                                              ------------     ------------
                                                                                     3,257          (16,507)
                                                                              ------------     ------------
    Changes in non-cash working capital items:
         Accounts receivable                                                        (3,757)         (16,102)
         Inventory                                                                   2,612           (6,178)
         Prepaid expenses                                                              481           (2,027)
         Accounts payable and accrued liabilities                                   12,638           23,933
         Accounts payable and accrued liabilities subject to compromise                  -           19,673
                                                                              ------------     ------------
                                                                                    11,974           19,299
                                                                              ------------     ------------
    Cash provided by continuing operations                                          15,231            2,792
    Cash used by discontinued operations                                                             (2,671)
                                                                              ------------     ------------
                                                                                    15,231              121
                                                                              ------------     ------------
    Investments:
          Additions to property, plant and equipment                                  (437)             (39)
         Additions to capitalized roads                                             (2,014)          (5,706)
         Disposals of property, plant and equipment                                  1,941            1,025
         Restricted cash                                                           (18,436)               -
         Bill 28 take back proceeds and infrastructure advance (note 6(a))          21,545
         Other                                                                          88              146
                                                                              ------------     ------------
                                                                                     2,687           (4,574)
                                                                              ------------     ------------
    Financing:
         Bank indebtedness                                                         (10,896)           2,539
                                                                              ------------     ------------
                                                                                   (10,896)           2,539
                                                                              ------------     ------------
    Increase (decrease) in cash                                                      7,022           (1,914)
    Cash, beginning of period                                                        5,005           21,561
                                                                              ------------     ------------
    Cash, end of period                                                       $     12,027     $     19,647
                                                                              ============     ============

See accompanying notes to the consolidated financial statements

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

1.    BASIS OF PRESENTATION

      Western Forest Products Inc.'s (the "Company") business is the harvesting of timber and the manufacturing and sale of lumber and pulp for worldwide markets.

      The Company acquired all of its operating assets from Doman Industries Limited and certain of it subsidiaries ("Doman" or the "Predecessor") on July 27, 2004. For a complete discussion of the Company's acquisition of Doman's assets and Doman's reorganization, please see the Company's annual report filed on Sedar at www.sedar.com.

      The Predecessor's financial information has been presented to provide additional information for the reader. In reviewing the Predecessor's financial information, readers are reminded that they do not reflect the effects of the financial reorganization or the application of its accounting described in the Company's 2004 annual report. Certain amounts presented in the Predecessor's financial information have been reclassified to conform with the presentation adopted by the Company and have also been restated to reflect the classification of the Port Alice pulp mill as discontinued operations.

2.    SIGNIFICANT ACCOUNTING POLICIES

      These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and, accordingly, should be read in conjunction with the Company's most recent audited annual consolidated financial statements. These interim consolidated financial statements follow the same accounting policies and methods of application used in the Company's consolidated financial statements as at December 31, 2004 and for the period from July 28, 2004 to December 31, 2004.

3.    ADOPTION OF NEW ACCOUNTING POLICY

      The new Canadian Institute of Chartered Accountants Accounting Guideline 15 "Consolidation of Variable Interest Entities" is effective for fiscal years commencing after November 1, 2004. The Guideline provides criteria for identifying Variable Interest Entities and their consolidation. The Company has determined that the Guideline does not materially impact the Company's Consolidated Interim Financial Statements.

4.    CREDIT FACILITY

      On July 27, 2004 the Company established a three-year revolving credit facility, secured by receivables and inventory, which bears an interest rate of prime plus 0.75%. The size of this asset backed facility is determined by the level of outstanding receivables and inventory, but cannot exceed $100,000,000.

      At March 31, 2005, of the full $100,000,000 of the facility that was available to the Company, $67,217,000 had been drawn down and $2,966,000 was used to support standby letters of credit leaving a balance of $29,817,000 available for future use.

5.    LONG-TERM DEBT

      On July 27, 2004 the Company issued US$221,000,000 of 15% Secured Bonds due in 2009 for proceeds of US$210,000,000. Interest is payable semi-annually in arrears on December 31 and June 30 of each year commencing December 31, 2004. The Company has the right to defer payment of up to one-half of the interest payable on any interest payable date for up to five years but not beyond the maturity date of the Secured Bonds. The Secured Bonds are secured by a first priority charge over all of the fixed assets of the Company including timber tenures, sawmills and the value-added lumber remanufacturing plant. The security ranks subordinate to the security provided under the working capital facility (see note 4). The Secured Bonds are redeemable at the option of the Company at any time after July 27, 2005 at their principal amount plus (i) a premium (which decreases annually to their 2009 maturity date resulting in a

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

      redemption price of: 2005 - 107.50%; 2006 - 105.50%; 2007 - 103.50%; 2008
      - 101.50%) and (ii) any accrued and unpaid interest.

      The indenture governing the Secured Bonds contains certain restrictions regarding, among other things, the ability of the Company to incur additional indebtedness (with certain exceptions) and limitations on the payment of dividends and other restricted payments. Subject to ensuring adequate liquidity, proceeds from asset sales, a softwood lumber duty settlement and capital market transactions are generally to be used to redeem Secured Bonds. On March 24, the Company established a working capital reserve account as defined in the Bond Indenture with a permissible ceiling of up to $50,000,000. Proceeds from asset sales will be credited to the reserve account and be available for operational requirements, if needed. At March 31, 2005, proceeds from asset sales amounted to $21,319,000 and now form the balance in the working capital reserve account and are shown on the balance sheet as restricted cash.

6.    COMMITMENTS AND CONTINGENCIES

      (a)   THE FORESTRY REVITALIZATION PLAN

      Retroactive to March 31, 2003, the Government of British Columbia (the "Crown" or "Provincial Government") as part of the Forestry Revitalization Plan (the "FR Plan"), reduced the Crown land portion of the allowable annual cut ("AAC") from major tenure holders by 20%, less an exemption for the first 200,000 cubic metres, in exchange for compensation payable by the Crown. In January 2005, pursuant to terms of the settlement framework agreement negotiated in late 2004, the Company received $16,545,000 in compensation for the loss of 685,216 cubic metres of AAC and 827 hectares of timber licences. Under this agreement, the Company also received an advance payment of $5,000,000 towards compensation for improvements the Company made to Crown land in the take-back areas ($4,000,000 was recorded as a reduction in capitalized roads and $1,000,000 has been recorded in accounts payable for future site obligations). The amounts were included as receivables in restricted assets as of December 31, 2004 and these proceeds resulted in no gain or loss due to the fair value allocations as at July 28, 2004.

      Negotiations in 2005 will finalize take-back areas, complete the compensation payments for improvements and determine if there will be cost recovery for costs already incurred for planning and inventories. Included in other income during the quarter is $5.8 million for reimbursements agreed to date with the BC Government for project engineering and other costs incurred by our Predecessor with respect to certain timber cutting rights taken back by the BC Government. We received $2.7 million during the quarter and the balance of $3.1 million is included in accounts receivable at March 31, 2005. The final comprehensive settlement agreement is expected to be reached in 2005.

      (b)   SOFTWOOD LUMBER DUTIES

      The Company has recorded countervailing and antidumping duties assessed on Canadian softwood lumber exports to the United States totalling $8,573,000 for the first quarter of 2005. Cumulative duties from May 22, 2002, when cash deposits were made necessary for shipments of Canadian lumber into the US, until March 31, 2005, total US$80,600,000.

      The Company and other Canadian forest product companies, the Federal Government and Canadian Provincial Governments ("Canadian Interests") categorically deny the US allegations and strongly disagree with the final countervailing and antidumping determinations made. Canadian Interests continue to aggressively defend the Canadian industry in this U.S. trade dispute and have appealed the US decisions to NAFTA panels and the WTO.

      A NAFTA Panel has ruled that the US authorities have not been able to provide the NAFTA Panel with substantive evidence to support their ruling of "threat of injury". The NAFTA Panel requested that they reverse their ruling on "threat of injury" with which they reluctantly complied. US interests are appealing this ruling to an Extraordinary Challenge Committee ("ECC") Panel. If the ECC Panel upholds this finding by the NAFTA Panel, the Company would expect that all prior duties paid would be refunded with interest. However, there can be no certainty that they would comply with this ruling and US industry and trade groups have indicated that they may even challenge the constitutional validity of NAFTA in US courts.

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

      The final amount of countervailing and antidumping duties that may be assessed on the Company's Canadian softwood lumber exports to the U.S. cannot be determined at this time and will depend on appeals of the final determinations to any reviewing courts, NAFTA or WTO panels. Notwithstanding the final rates established in the investigations, the final liability for the assessment of countervailing and antidumping duties will not be determined until each annual administrative review process is complete, including appeals.

      (c)   LITIGATION AND CLAIMS

      In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others in respect of which either provision has been made or for which no material liability is expected. Subsequent to the quarter end the Company and the Province of British Columbia resolved a number of outstanding claims and counterclaims in settlement of which the Company will receive $1.3 million in cash.

7.    SEGMENTED INFORMATION

      The Company is an integrated Canadian forest products company operating in two industry segments. The Solid Wood Segment comprises the Company's timber harvesting, reforestation, sawmilling, value-added lumber remanufacturing and lumber marketing operations. The Pulp Segment comprises the Company's NBSK pulp manufacturing and sales operations.

                                   Quarter ended March 31, 2005
                               --------------------------------------
                               Solid wood       Pulp         Total
                               ----------    ----------    ----------
Sales to external customers    $  122,595    $   40,140    $  162,735
Sales to other segment              7,751            --         7,751
                               ----------    ----------    ----------
                               $  130,346    $   40,140    $  170,486
                               ----------    ----------    ----------

                                  Quarter ended March 31, 2005
                               --------------------------------------
                               Solid wood        Pulp         Total
                               ----------      --------      --------
Segmented operating earnings   $    5,503      $  1,250      $  6,753
General corporate expenses                                     (4,222)
Interest expense                                              (11,807)
Foreign exchange loss on
 translation of long-term debt                                 (1,593)
Other income                                                    5,797
Income tax expense                                               (251)
                                                             --------
Net loss                                                     $ (5,323)
                                                             ========

8.    PENSION EXPENSE

      The Company has defined benefit pension plans which cover substantially all salaried employees. The plans provide pensions based on length of service and final average earnings. The Company also has health care plans covering certain hourly and retired salaried employees. The Company recorded expense of $934,000 in the three months ended March 31, 2005 with respect to these defined benefit plans and a further $2,119,000 with respect to the contributions to the hourly paid employee union pension plans.

9.    FINANCIAL INSTRUMENTS

      The Company has significant exposures to individual customers including one customer which comprised 12% of the Company's sales for the quarter. The accounts receivable balance from the same customer comprised 24% of the Company's outstanding receivables at March 31, 2005 and was insured through the Export Development Corporation as to approximately 44% of the balance outstanding. The Company's general practice is to make sales on a cash basis, without credit terms, or to insure them for 90% of their sales value with the Export Development Corporation. The uninsured portion primarily results from the increased sales activity with this customer and is expected to be temporary while insurance levels and trade terms are modified.

             WESTERN FOREST PRODUCTS INC. 2005 FIRST QUARTER REPORT

                                   [WFP LOGO]

            HEAD OFFICE
           435 Trunk Road
      Duncan, British Columbia           FINANCIAL STATEMENTS ON THE INTERNET
           Canada V9L 2P9                       www.westernforest.com
  [TELEPHONE LOGO] (250) 748-3711               www.sedar.com
        Fax: (250) 748-6045
   E-mail: info@westernforest.com
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                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, REYNOLD HERT, President and Chief Executive Officer of WESTERN FOREST PRODUCTS INC., certify that:


1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of WESTERN FOREST PRODUCTS INC. (the "Issuer") for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: May 2, 2005

/s/ Reynold Hert
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REYNOLD HERT
PRESIDENT AND CHIEF EXECUTIVE OFFICER

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                                 FORM 52-109FT2
            CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, PAUL IRELAND, Chief Financial Officer of WESTERN FOREST PRODUCTS INC., certify that:


1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of WESTERN FOREST PRODUCTS INC. (the "Issuer") for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: May 2, 2005

/s/ Paul Ireland
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PAUL IRELAND
CHIEF FINANCIAL OFFICER